Sub-Item 77C: Submission of matters to a vote of security holders
At a special meeting of shareholders, held on May 31, 2001, the following individuals were elected as directors of the registrant: Allen
R. Freedman, Dr. Robert M. Gavin, Jean L.
King, Phillip O. Peterson, Robb L. Prince,
Leonard J. Santow, Noel F. Schenker, Dr. Lemma
W. Senbet and Joseph M. Wikler.  Greater than
94% of the registrant's outstanding shares were voted affirmatively for each of the directors elected at this meeting. Subsequent to the special meeting of shareholders, David
M. Znamierowski was elected as a director of the registrant at a meeting of the registrant's Board of Directors held on June
20, 2001.
At the same special meeting of shareholders, shareholders approved the following proposals:
 To approve a definitive investment
  management agreement for each series of the registrant with HL Investment Advisors, LLC.
  The shareholders of each series approved the proposal at a rate ranging between 85%-100% of the registrant's outstanding shares.
  To approve a definitive sub-advisory
  agreement for certain series (Money Market
  Series, U.S. Government Securities Series,
Diversified Income Series, High Yield Series) of the registrant with Hartford Investment
Management Company. The shareholders of the series voting on this proposal approved the proposal at a rate ranging between 90%-93% of the registrant's outstanding shares.

  To approve the reorganization of each
  series of the registrant from a series of a Minnesota corporation into a series of a Maryland corporation. The shareholders of each series approved the proposal at a rate ranging between 83%-100% of the registrant's outstanding shares.